Exhibit 12.1

Statement of Computation of Ratios of Earnings to Fixed Charges

(Amounts in thousands of dollars)

	Years Ended December 31,

	2003	2002	2001	2000	1999

Income (loss) before taxes and discontinued
operations (a)	$6,032	$(4,481)	$(59,989)	$40,409	$19,677

Fixed charges:
Interest expense (b)(c)	4,851	5,625	6,101	2,965	17

Rentals:
Buildings, net of sublease income –
14%(d)	404	377	719	668	448
Office and other equipment – 14%(d) .	15	39	41	34	48

Total fixed charges	$5,270	$6,041	$6,861	$3,667	$513

Income (loss) before taxes and discontinued
operations, plus fixed charges	$11,302	$1,560	$(53,128)	$44,076	$20,190

Ratio of earnings to fixed charges	2.1x	(e)	(e)	12.0x	39.4x

(a)

Included in the income (loss) before taxes and discontinued operations was a gain on repurchase of convertible subordinated notes of $825 thousand, $3.0 million, and $5.1 million, for the year ended December 31, 2003, 2002 and 2000, respectively. The Company did not repurchase convertible subordinated notes in 2001. The convertible subordinated notes were issued in August 2000.

(b)

Amortization of the discount on the Company’s outstanding convertible senior notes and convertible subordinated notes is included in Interest expense for all years presented, except 1999. The convertible subordinated notes were issued in August 2000. The convertible senior notes were issued in November 2003.

(c)

From time to time, based on market conditions, our Board of Directors will authorize the repurchase of our convertible subordinated notes. If the Company elects to repurchase its convertible subordinated notes in the open market, interest expense from convertible subordinated notes will decrease.

(d)

Management believes that 14% is a reasonable approximation of the interest factor on rentals. Building, office and other equipment rental fees that were included in restructuring charges were excluded from fixed charges.

(e)

The earnings to fixed charges ratio was less than 1:1 due to the losses reported for the years ended December 31, 2002 and 2001. To achieve an earnings to fixed charges ratio of 1:1, the Company would need to generate additional income of $4.5 million and $60.0 million for the years ended December 31, 2002 and 2001, respectively.